SSLJ.COM LIMITED

EXTRAORDINARY GENERAL MEETING

TO BE HELD ON April 1, 2019

PROXY STATEMENT

TIME, DATE AND PLACE OF THE EXTRAORDINARY GENERAL MEETING

General

This Proxy Statement is furnished to you by SSLJ.com Limited, a Cayman Islands exempted company (the “Company” or “us” or “we” or “our”) in connection with the solicitation by the board of directors (the “Board”) of the Company of proxies from the holders of our shares (the “Shareholders”), including Class A and Class B shares for use at an Extraordinary General Meeting of the Company (the “Meeting”) to be held at the offices of the Company’s counsel CKR Law LLP at 1330 Avenue of the Americas, 14th Floor, New York, NY 10019 at 9:00 a.m. (Eastern Daylights Time), on April 1, 2019 and at any adjournments thereof, pursuant to the enclosed Notice of Meeting.

The approximate date this Proxy Statement is being sent to the Shareholders is March 14, 2019. Our principal executive offices are located at 23/F, Block 4, Oceanwide International SOHO Town, Jianghan District, Wuhan, P.R.China 430000, and our telephone number is (86)27-83668638.

INFORMATION CONCERNING PROXY

The enclosed proxy is solicited on behalf of our Board of Directors. The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Meeting or by filing with our Secretary at our headquarters a written revocation or duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation is received by us at or prior to the Meeting.

The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Meeting and the enclosed Proxy Card is to be borne by us. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies. We will reimburse such persons for their expenses in doing so.

PURPOSE OF THE MEETING

The purpose of the Meeting is to amend the authorized share capital of the Company in order to effect a “reverse share split” (or share consolidation as a matter of Cayman Islands law) of all Class A Shares and Class B Shares, at a ratio of 1-for-5 (“Reverse Share Split”) to comply with NASDAQ requirements to maintain the listing of our ordinary shares on the NASDAQ Capital Market.

Unless contrary instructions are indicated on your proxy, all shares of the Company (the “Shares”) represented by valid proxies received pursuant to this solicitation (and which have not been revoked in accordance with the procedures set forth herein) will be voted in favor of all of the Reverse Share Split described herein. The Board of Directors knows of no other business that may properly come before the Meeting; however, if other matters properly come before the Meeting, it is intended that the persons named in the proxy will vote thereon in accordance with their best judgment. In the event a Shareholder specifies a different choice by means of the Shareholder’s proxy, the Shareholder’s shares will be voted in accordance with the specification so made.

ISSUED AND OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

Our Board of Directors has set the close of business (Eastern Daylights Time) on March 14, 2019 as the Record Date for determining which of our Shareholders are entitled to notice of and to vote at the Meeting. As of the Record Date, there were 44,000,000 shares issued and outstanding, including 8,361,360 Class A shares (the “Class A Shares”) and 35,638,640 Class B shares (the “Class B Shares”), that are entitled to be voted at the Meeting. Each Class A Share is entitled to one vote and each Class B Share is entitled to ten votes on each matter submitted to Shareholders for approval at the Meeting.

The attendance, in person or by proxy, of at least two Shareholders entitled to vote at the Meeting is necessary to constitute a quorum.

Our Memorandum and Articles of Association, as amended and restated, do not authorize cumulative voting. The Reverse Share Split may be passed by an ordinary resolution which requires the affirmative vote of a majority of the votes cast at the Meeting by the Shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative.

Prior to the Meeting, we will select one inspector of election for the Meeting. Such inspector shall determine the number of Class A Shares and Class B Shares represented at the Meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof. Abstentions will be considered as shares present and entitled to vote at the Meeting but will not be counted as votes cast at the Meeting.

Any beneficial owner of Shares of the Company who is not a record holder must arrange with the person who is the record holder or such record holder’s assignee or nominee to: (i) execute and deliver a Proxy Card on behalf of such beneficial owner; or (ii) deliver a proxy so that such beneficial owner can execute and deliver a Proxy Card on its own behalf.

Shareholders who wish to vote must i) deliver their properly completed and executed Proxy Card to the Company’s transfer agent, Securities Transfer Corporation, in accordance with the instructions set forth in the Proxy Card, ii) cast their votes on the Company’s website with the link and control numbers provided on the Proxy Card, or iii) cast the votes in person at the Meeting. The Company reserves the right (but is not obligated) to accept any written proxy received by any other reasonable means or in any form that reasonably evidences the voting of the Proposal.

Requests for copies of this Proxy Statement should be directed to SSLJ.com Limited at the address or telephone number set forth above.

The final results of this Meeting will be published in a Current Report on Form 6-K (the “Form 6-K”) by the Company. All questions as to the form of all documents and the validity and eligibility (including time of receipt) and acceptance of votes and revocations of votes will be determined by the Company, in its sole discretion, which determination shall be final and binding.

Other than as discussed above, the Company has made no arrangements and has no understanding with any other person regarding the Meeting and the Proposals hereunder, and no person has been authorized by the Company to give any information or to make any representation in connection with the Meeting and Proposals, other than those contained herein and, if given or made, such other information or representations must not be relied upon as having been authorized. In addition to solicitations by mail, votes may be solicited by directors, officers and other employees of the Company who will receive no additional compensation therefor.

Members of our Board and management do not beneficially own any Shares. However, Mr. Wei Zheng beneficially owns 28,438,640 Class B Shares, representing approximately 64.6% of the total voting rights and, through his voting proxy, intends to vote for the Reverse Share Split.

Householding Matters

Shareholders that share a single address will receive only one Proxy Statement and Proxy Card at that address, unless we have received instructions to the contrary from any Shareholder at that address. This practice, known as “householding,” is designed to reduce our printing and postage costs. However, if a Shareholder of record residing at such an address wishes to receive a separate copy of this Proxy Statement or of future proxy statements (as applicable), he or she may write to us at: SSLJ.com Limited, 23/F, Block 4, Oceanwide International SOHO Town, Jianghan District, Wuhan, P. R. China 430000, Attention: Ming Yi, Secretary and Chief Financial Officer. We will deliver separate copies of this Proxy Statement and form of Proxy Card promptly upon written request. If you are a Shareholder of record receiving multiple copies of our Proxy Statement and form of Proxy Card, you can request householding by contacting us in the same manner. If you own your shares through a bank, broker or other shareholder of record, you can request additional copies of this Proxy Statement and form of Proxy Card or request householding by contacting the Shareholder of record.

INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS IN THE PROPOSALS

No director, executive officer, associate of any director, executive officer or any other person has any substantial interest, direct or indirect, by security holdings or otherwise, in the Proposals that is not shared by all other Shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The number of issued and outstanding Class A Shares at the close of business on the Record Date for determining our Shareholders who are entitled to notice of and to consent to the approval of the Proposal, is 8,361,360 and the number of issued and outstanding Class B Shares at the close of business on the Record Date is 35,638,640.

PROPOSAL 1: REVERSE SHARE SPLIT

General

The Company solicits the vote of Shareholders to authorize the Board to approve a “reverse share split” (or share consolidation as a matter of Cayman Islands law) of our Class A Shares and Class B Shares at a ratio of 1-for-5. The Reverse Share Split may be passed by an ordinary resolution which requires the affirmative vote of a majority of the votes cast at the Meeting by the Shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative. The Reverse Share Split will be implemented simultaneously for all ordinary shares that are issued and outstanding, all shares issuable under outstanding options and warrants. The Reverse Share Split will affect all Shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Why Implement a Reverse Share Split?

Effecting a Reverse Share Split is a critical component of our plan to comply with Nasdaq requirements to maintain the listing of our ordinary shares on the Nasdaq Capital Market. On October 17, 2018, we received a notice from The NASDAQ Stock Market, Inc. stating that for the previous 30 consecutive business days, the Company’s shares closed below the minimum bid price of $1.00 per share as required for continued listing on the NASDAQ Capital Market. If our Shareholders approve the Reverse Share Split, we anticipate that we would effectuate the Reverse Share Split that would result in our ordinary shares having a closing price of at least $1.00.

Authorized Shares

At the time the Reverse Share Split is effective, our authorized ordinary shares will be consolidated at the same ratio.

Treatment of fractional shares

Shareholders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the 1-for-5 ratio will be entitled to receive cash in an amount equal to the product obtained by multiplying (i) the closing price of our ordinary shares on the business day immediately preceding the effective date of the Reverse Share Split as reported on Nasdaq by (ii) the number of shares of our ordinary shares held by the Shareholder that would otherwise have been exchanged for the fractional share interest. No interest will be paid on any cash amount representing fractional shares between the effective date of the Reverse Share Split and the date of payment.

Full Text of the Resolution

“RESOLVED, as an ordinary resolution, that the authorized share capital of the Company of US$125,000.00 divided into 99,000,000 ordinary shares of a nominal par value of US$0.00125 each, comprised of 60,000,000 Class A Shares and 39,000,000 Class B Shares and 1,000,000 preferred shares of a nominal or par value of US$0.00125 each be amended by consolidating the 99,000,000 ordinary shares of a nominal par value of US$0.00125 each, comprised of 60,000,000 Class A Shares and 39,000,000 Class B Shares and 1,000,000 preferred shares of a nominal or par value of US$0.00125 each, with the result that the authorized share capital of the Company is US$125,000.00 divided into 19,800,000 ordinary shares of a nominal par value of US$0.00625 each, comprised of 12,000,000 Class A Shares and 7,800,000 Class B Shares and 200,000 preferred shares of a nominal or par value of US$0.00625 each.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE REVERSE SHARE SPLIT.

ADDITIONAL INFORMATION; INCORPORATION BY REFERENCE

The Company files annual reports and other information with the SEC. You may read and copy any document that the Company files at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at www.sec.gov, from which interested persons can electronically access the Company’s SEC filings.

This proxy statement incorporates by reference our annual report on Form 20-F for the year ended December 31, 2017 that we have previously filed with the SEC. The Form 20-F contains important information about us and our financial condition and a copy is being delivered together with this proxy statement.

Any person, including any beneficial owner, to whom this proxy statement is delivered may request copies of proxy statement and any of the documents incorporated by reference in this document or other information concerning us, without charge, by written request directed to the attention of our Corporate Secretary at 23/F, Block 4, Oceanwide International SOHO Town, Jianghan District, Wuhan, P.R. China 430000 or from the SEC through the SEC’s website at the address provided above. Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents.

By Order of the Board of Directors,

/s/ Xinyu Yang
Xinyu Yang, CEO and Chairman of the Board

March 14, 2019